MATERIAL CHANGE REPORT
51-102F3

Item 1 Name and Address of Company

Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla")

Suite 501, 543 Granville Street

Vancouver, British Columbia V6C 1X8

Item 2 Date of Material Change

December 09, 2022

Item 3  News Release

News release was disseminated through approved public media and filed on SEDAR on December 12, 2022.

Item 4 Summary of Material Change

On December 12, 2022, the Company announced that it has signed a royalty purchase agreement with Minera S.A., pursuant to which the Company will acquire two royalties on the Lama project in Argentina, for total consideration of US$7.5 million in common shares and cash.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 12, 2022, the Company announced that it has signed a royalty purchase agreement (the "Agreement") with Minera S.A. ("Minera") dated December 9, 2022, pursuant to which the Company will acquire an existing 2.5% to 3.75% gross value return ("GVR") royalty on gold and silver, and a 0.25% to 3.0% net smelter return ("NSR" and together with the GVR, the "Royalties") royalty on copper and other non-precious minerals, extracted from the majority of the Lama project ("Lama") owned by Barrick Gold Corp. ("Barrick") (NYSE: GOLD; TSX: ABX) for total consideration of US$7.5 million in common shares and cash (the "Transaction").

On closing of the Transaction, the Company will: (i) pay to Minera US$2,500,000 in cash; and (ii) issue to Minera US$2,500,000 of common shares based on the 15-day volume-weighted average price ("VWAP") of common shares traded on the NYSE American LLC ("NYSE") prior to the date of the announcement at a price of US$5.3553 (representing an aggregate of 466,827 common shares of the Company) to be issued upon closing.

In addition to the consideration listed above, within 90 days after the earlier of (A) the declaration of a Proven & Probable Reserve Estimate of at least 2 million ounces of gold on the Lama project, or (B) 36 months after closing of the Transaction, at Metalla's discretion, Metalla will either: (i) pay to the Seller $2,500,000 in cash; or (ii) issue and deliver to the Seller the number of Common Shares, calculated based on a value of $2,500,000 at a deemed issue price equal to the 15-day VWAP prior to issuance.

The Transaction is subject to customary closing conditions (including the consent of Barrick to the assignment of the Royalties which cannot be unreasonably withheld under the terms of the royalty agreement) and exchange approvals. Under the Agreement, Metalla will retain a pre-emptive right on the future sale of the royalty interests under the royalty agreement retained by Minera.

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements include, but are not limited to:  the satisfaction of the conditions required for the closing of the Transaction and the anticipated closing of the Transaction. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to:  the risk that the parties may be unable to satisfy the closing conditions for the Transaction or that the Transaction may not be completed; the consent of Barrick being delayed, conditioned or withheld; the Company's ability to make the required payments under the Agreement including the remaining US$2.5M payment; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Item 9 Date of Report

December 16, 2022